Exhibit 99.2

FINAL—FOR RELEASE

Navios Maritime Holdings Inc.

Announces

$400 Million Syndicated Loan Facility

Piraeus, Greece -- (February 1, 2007) – Navios Maritime Holdings Inc. (‘‘Navios’’) (Nasdaq: BULK, BULKU, BULKW), a large, global, vertically integrated seaborne shipping company, announced today that it has entered into a new secured Loan Facility (the ‘‘New Facility’’) with HSH Nordbank and Commerzbank AG maturing October 31, 2014.

Ms Angeliki Frangou, Chairman and CEO of Navios commented, ‘‘As a result of recent financing initiatives, Navios has considerably strengthened its balance sheet. The recent bond financing and warrant program have provided Navios with long-term capital that can be deployed into the business. The favorable terms of the New Facility provides additional flexibility, through reduced principal amortization and interest cost, to pursue Navios’s growth strategy.’’

The New Facility, composed of a $280,000,000 Term Loan Facility and a $120,000,000 Revolver Credit Facility, has been used to fully repay the remaining balance of the prior HSH Nordbank facility and will finance the exercise of the purchase option for Navios Hyperion. The Revolver Credit Facility is available for future acquisitions and general corporate and working capital purposes. The interest rate on the New Facility will be equal to LIBOR plus a spread ranging between 65 and 125 bps depending on the relation between total amount outstanding under the New Facility and the market value of the owned vessels.

Navios will now enjoy several significant benefits, including:

•	Reduced interest cost: The spread over LIBOR for the New Facility has been substantially reduced. Navios anticipates that initially the spread will be 70 basis points compared to an average spread of 192 basis points under the prior facility.

•	Reduced amortization: As compared to the old debt structure, Navios will now save an aggregate of $105.5 million in principal repayment, of which $55.7 million would have been due in 2007 and $52.9 million would have been due in 2008.

•	Extended repayment profile: The annual amortization for the portion of the New Facility is based on a repayment profile of 15.2 years. This compares favorably to the old facility under which 55% of the amount outstanding was repaid over the first five years of the loan.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end- users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk, Connecticut and Montevideo, Uruguay.

Navios’ stock is listed on the NASDAQ Global Market where its Common Shares, Units and Warrants trade under the symbols ‘‘BULK’’, ‘‘BULKU’’, ‘‘BULKW’’, respectively. Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:
Navios Maritime Holding Inc.
Investor Relations
212 – 279- 8820
investors@navios.com

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